UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Signs a Sustainability-Linked Revolving Credit Facility with a Syndicate of Banks

Item 1

ICL Signs a Sustainability-Linked Revolving Credit Facility with a Syndicate of Banks

ICL hereby announces, that on April 20, 2023, it entered into a Sustainability-Linked Revolving Credit Facility Agreement made between its subsidiary ICL Finance B.V., as borrower, and a consortium of twelve (12) international banks (the "Lenders") for $1,550 million, guaranteed by ICL (the "Sustainability-Linked RCF" or the “New RCF”).

The Sustainability-Linked RCF is for a term of five years, with options of the Lenders to extend it by two periods of one-year each, replacing the previous Revolving Credit Facility that was entered into in 2015, as amended and extended in 2018, due to expire in 2025 (the “Previous RCF”). For details regarding the Previous RCF, see company’s immediate report dated March 24, 2015 (Ref No: 2015-02-059557). The pricing structure of the New RCF is not materially changed from the Previous RCF, adapted to a SOFR/EURIBOR based pricing mechanism on the loan amount under the New RCF.

The Sustainability-Linked RCF further includes various customary undertakings and representations, including, among other things, a cross-default mechanism, a negative pledge and financial covenants, similar to all of ICL loans. For details regarding ICL’s credit from banks, and its underlying financial covenants, see Note 13.F. – Credit from Banks, of the Company’s Financial Statements for the year ended December 31, 2022 (Ref No: 2023-02-022020).

The Sustainability-Linked RCF follows ICL’s debut Sustainability-Linked Term Loan from September 2021 (Ref No: 2021-02-144234), in line with ICL’s strategic commitment to sustainability.  The RCF includes three Key Performance Indicators (“KPIs”), which have been designed to align with ICL’s sustainability goals, and each will be assessed regularly, during the term of the RCF, by third-party verification of performance.

The ESG KPIs include a reduction in Absolute Scope 1 & 2 GHG Emissions, an increase in the percentage of female in Senior ICL Management and an increase in the number of valid TfS (Together for Sustainability initiative) Scorecards obtained for ICL Group suppliers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: April 24, 2023